[LETTERHEAD OF DIASENSE, INC.]


Securities and Exchange Commission
Division of Corporate Division
100 F Street, NE
Washington, D.C. 20549

ATTN: Tom Jones

     RE: Diasense, Inc.
         Revised Preliminary Information Statement
         Filed March 16, 2007
         File No.: 0-26504

Dear Mr. Jones,

     This letter is in response to your letter of June 26, 2007 regarding the above referenced matter. The numbered responses below correspond to the numbers in your letter. We are also enclosing a marked copy of the revised Preliminary Information Statement for your convenience.

     1.   We have provided the disclosure requested in your prior comments.

     2. When we filed the Information Statement in connection with the change of domicile from Pennsylvania to Nevada we inadvertently omitted the change in capitalization. We subsequently filed a Form 8-K reflecting the domicile change. The exhibits to that 8-K contained the information regarding the Nevada corporation's capital structure.

We hereby acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Diasense, Inc.


by: /s:/ Glenn A. Little
   --------------------------------
   Glenn A. Little, President